Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manger
Meyers, Mark	Vice President and Secretary
Mwangi, Michael	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager
Meyers, Mark	Secretary
Waggoner, Mark A.	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President
Meyers, Mark	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Currier, Jeffrey T.	Vice President and Manager
Currier, Jeffrey	Vice President
Mwangi, Michael	Treasurer
May, David J.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Kornelson, Stacy	Chief Financial Officer and Treasurer
Schaeffer, Adam	Secretary
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Kornelson, Stacy	Chief Financial Officer and Treasurer
Schaeffer, Adam	Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Hannan, James B.	President and Chief Operating Officer and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer
May, David J.	Vice President – Investment Management
Chennault-Reid, Cara	Vice President - Human Resources
Geoffroy, Raymond F. III	General Counsel and Secretary
Rubio, Kelli Diane	Controller
Goering, Ross A.	Treasurer
Fitzsimmons, Adam Robertson, David L.	Assistant Secretary Manager

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer and Director
Hannan, James B.	President and Chief Operating Officer and Director
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director
Geoffroy, Raymond F. III	Senior Vice President - General Counsel and Secretary
Luetters, Mark E.	Executive Vice President and Director
Ramsey, Jeffrey P.	Executive Vice President and Director
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Senior Vice President - Investment Management
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Watson, Brett	Vice President – Equity Development
Rubio, Kelli Diane	Controller
Cooley, Jenny	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director

Marshall, Elaine T.	Director
Goering, Ross A.	Treasurer
Stiles, Dory	Assistant Treasurer
Mele, Pat	Assistant Treasurer
Mille, Carmen	Assistant Treasurer